# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SM Energy Co, CIK 0000893538
CUSIP: 78454L100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1700 Lincoln Street, Suite 3200, Denver, Colorado (CO), 80203
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-26-226707
Filed by CIK 0001283718

## Reporting persons
- CPPIB Crestone Peak Resources Canada Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 14,493,791; sole dispositive power 0; shared dispositive power 14,493,791; aggregate amount beneficially owned 14,493,791 (6.1% of the class)
  Comment: Item 11 is calculated based on a total of 238,359,166 shares of common stock of SM Energy Co. (the "Issuer") outstanding as of February 2, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2026.
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 14,493,791; sole dispositive power 0; shared dispositive power 14,493,791; aggregate amount beneficially owned 14,493,791 (6.1% of the class)
  Comment: Item 11 is calculated based on a total of 238,359,166 shares of common stock of the Issuer outstanding as of February 2, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2026.

## Item 1. Issuer
Name of issuer: SM Energy Co
Address of issuer's principal executive offices: 1700 Lincoln Street, Suite 3200, Denver, Colorado 80203

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
Canada Pension Plan Investment Board
CPPIB Crestone Peak Resources Canada Inc.
Address of principal business office or, if none, residence:
The principal business office address for each of the Reporting Persons is as follows:
One Queen Street East
Suite 2500
Toronto, Ontario
M5C 2W5
Canada
Citizenship: Each of the Reporting Persons is organized under the laws of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Pension investment manager subject to the Canada Pension Plan Investment Board Act.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G/A is incorporated by reference into this Item 4.
The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 238,359,166 shares of common stock of the Issuer outstanding as of February 2, 2026, as disclosed in the Issuer's Annual Report on Form 10-K.
The securities reported herein are directly held by CPPIB Crestone Peak Resources Canada Inc., a wholly owned subsidiary of Canada Pension Plan Investment Board. As such, the Reporting Persons may be deemed to have shared voting power and dispositive power with respect to such securities.
Percent of class: The information contained on the cover pages to this Schedule 13G/A is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: See Item 5 on the cover pages.
Shared power to vote or to direct the vote: See Item 6 on the cover pages.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the Canadian regulatory scheme applicable to a pension investment manager subject to the Canada Pension Plan Investment Board Act is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
99.1 Power of Attorney of Canada Pension Plan Investment Board
99.2 Joint Filing Agreement

## Signatures
- CPPIB Crestone Peak Resources Canada Inc.: /s/ Pierre Abinakle, Vice President (05/15/2026)
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (05/15/2026)
Comment: Explanatory Note: Other than the change in signatories, no changes were made to the Schedule 13G filed on May 15, 2026.

See Exhibit 99.1 Power of Attorney of Canada Pension Plan Investment Board.